UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:      December 28, 2016

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 28, 2016 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on December 27, 2016 (Eastern Standard Time), SMFG submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of SMFG’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 27, 2016. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of SMFG’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statement of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2016	2016
Assets:
Cash and deposits with banks	¥43,144,654	¥39,671,548
Call loans and bills bought	1,291,366	1,332,772
Reverse repurchase agreements and cash collateral on securities borrowed	8,236,516	7,917,003
Trading assets	3,615,092	3,190,172
Derivative financial instruments	5,290,825	5,554,362
Financial assets at fair value through profit or loss	1,611,877	1,595,638
Investment securities	19,865,347	16,651,430
Loans and advances	88,862,371	89,696,148
Investments in associates and joint ventures	702,264	648,705
Property, plant and equipment	2,590,951	2,531,422
Intangible assets	1,048,093	1,174,613
Other assets	3,654,448	4,492,870
Current tax assets	143,534	97,060
Deferred tax assets	115,314	129,110
Total assets	¥180,172,652	¥174,682,853
Liabilities:
Deposits	¥125,940,797	¥121,676,320
Call money and bills sold	1,220,456	1,159,908
Repurchase agreements and cash collateral on securities lent	6,839,474	8,150,723
Trading liabilities	2,197,673	1,722,826
Derivative financial instruments	5,086,083	5,013,090
Borrowings	9,914,129	8,427,606
Debt securities in issue	10,829,612	9,961,361
Provisions	262,401	213,390
Other liabilities	6,410,733	7,007,374
Current tax liabilities	93,307	56,761
Deferred tax liabilities	335,888	365,536
Total liabilities	169,130,553	163,754,895
Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	863,503	863,800
Retained earnings	4,186,683	4,590,242
Other reserves	1,991,955	1,491,686
Treasury stock	(175,381)	(175,405)
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,204,656	9,108,219
Non-controlling interests	1,537,548	1,519,844
Equity attributable to other equity instruments holders	299,895	299,895
Total equity	11,042,099	10,927,958
Total equity and liabilities	¥180,172,652	¥174,682,853

Consolidated Income Statement (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2015	2016
Interest income	¥919,910	¥924,563
Interest expense	208,923	224,952
Net interest income	710,987	699,611

Fee and commission income	509,064	504,086
Fee and commission expense	71,199	87,115
Net fee and commission income	437,865	416,971

Net trading income	162,980	375,304
Net loss from financial assets at fair value through profit or loss	(409)	(489)
Net investment income	218,233	166,064
Other income	209,427	248,772
Total operating income	1,739,083	1,906,233

Impairment charges on financial assets	67,280	118,571
Net operating income	1,671,803	1,787,662

General and administrative expenses	840,045	863,137
Other expenses	162,994	178,723
Operating expenses	1,003,039	1,041,860

Share of post-tax profit of associates and joint ventures	17,112	15,280
Profit before tax	685,876	761,082

Income tax expense	189,507	201,614
Net profit	¥496,369	¥559,468

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥444,452	¥506,104
Non-controlling interests	51,917	49,399
Other equity instruments holders	-	3,965

Earnings per share:
Basic	¥325.07	¥370.17
Diluted	324.86	369.90

Consolidated Statement of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2015	2016
Net profit	¥496,369	¥559,468

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(75,100)	(31,953)

Share of other comprehensive income (loss) of associates and joint ventures	52	(435)

Income tax relating to items that will not be reclassified	23,687	10,398
Total items that will not be reclassified to profit or loss, net of tax	(51,361)	(21,990)

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	(455,598)	(110,159)
Reclassification adjustments for (gains) losses included in net profit, before tax	(141,607)	(39,521)

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(26,194)	(383,658)
Reclassification adjustments for (gains) losses included in net profit, before tax	8	-

Share of other comprehensive income (loss) of associates and joint ventures	(11,237)	(61,525)

Income tax relating to items that may be reclassified	194,741	71,039
Total items that may be reclassified subsequently to profit or loss, net of tax	(439,887)	(523,824)

Other comprehensive income (loss), net of tax	(491,248)	(545,814)
Total comprehensive income (loss)	¥5,121	¥13,654

Total comprehensive income (loss) attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥(42,328)	¥5,835
Non-controlling interests	47,449	3,854
Other equity instruments holders	-	3,965